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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934*



                              EXCO Resources, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
            5% Convertible Preferred Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   269279 20 4
                                   269279 30 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 June 22, 2001*
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule
is filed:                                                    [ ]  Rule 13d-1(b)
                                                             [X]  Rule 13d-1(c)
                                                             [ ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







* Date of earliest event.

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SCHEDULE 13G


-------------------------------------                    -----------------------

CUSIP No. - Common Stock 269279204                          Page 2 of 7 Pages
            Preferred Stock 269279303
-------------------------------------                    -----------------------

--------------------------------------------------------------------------------
      1       NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                       Henry Mermelstein
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
      3       SEC USE ONLY

--------------------------------------------------------------------------------
      4       CITIZENSHIP OR PLACE OR ORGANIZATION

                       U.S.
--------------------------------------------------------------------------------
                         5      SOLE VOTING POWER
    NUMBER OF
      SHARES                          Common Stock - 399,188*
   BENEFICIALLY                       Preferred Stock - 397,188
     OWNED BY       ------------------------------------------------------------
       EACH              6      SHARED VOTING POWER
    REPORTING
      PERSON                          Common Stock - 0
       WITH                           Preferred Stock - 0
                    ------------------------------------------------------------
                         7      SOLE DISPOSITIVE POWER

                                      Common Stock - 399,188*
                                      Preferred Stock - 397,188
                    ------------------------------------------------------------
                         8      SHARED DISPOSITIVE POWER

                                      Common Stock - 0
                                      Preferred Stock - 0
--------------------------------------------------------------------------------
        9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                             Common Stock - 399,188*
                             Preferred Stock - 397,188
--------------------------------------------------------------------------------
        10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                    CERTAIN SHARES                                          [ ]


--------------------------------------------------------------------------------
        11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                             Common Stock - 5.4%*
                             Preferred Stock - 7.9%
--------------------------------------------------------------------------------
        12          TYPE OF REPORTING PERSON

                             IN
--------------------------------------------------------------------------------


* Includes 397,188 shares of 5% Convertible Preferred Stock which are convertible into Common Stock.




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                                                          Page 3 of 7 Pages

                                                      -------------------------

Item 1(a)         Name of Issuer:

                  EXCO Resources, Inc.

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  6500 Greenville Avenue, Suite 600, LB 17, Dallas, Texas 75206

Item 2(a)         Name of Person Filing:

                  Henry Mermelstein

Item 2(b)         Addresses of Principal Business Office or, if none, Residence:

                  7141 North Kedzie
                  Chicago, Illinois 60645

Item 2(c)         Citizenship:

                  U.S.

Item 2(d)         Title of Class of Securities:

                  Common Stock, $.01 per share ("Common Stock")

                  5 % Convertible Preferred Stock, $.01 per share ("Preferred Stock")

Item 2(e)         CUSIP Number:

                  Common Stock    -  269279204
                  Preferred Stock -- 269279303



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                                                          Page 4 of 7 Pages

                                                      -------------------------


Item 3 If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

                  Not applicable.

                  (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

                  (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

                  (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

                  (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

                  (e) [ ] An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

                  (f) [ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

                  (g) [ ] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

                  (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

                  (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

                  (j) [ ]  Group, in accordance with Section
                           240.13d-1(b)(1)(ii)(J).

Item 4            Ownership:

                  (a)    Amount beneficially owned:

                         As of November 5, 2002, Henry Mermelstein was the beneficial owner of 399,188* shares of Common Stock and 397,188 shares of Preferred Stock of EXCO Resources, Inc.

                         * Includes 397,188 shares of Preferred Stock which are convertible into Common Stock.

                  (b)    Percent of Class:

                              Common Stock - 5.4%*
                              Preferred Stock - 7.9%

                         * Includes 397,188 shares of Preferred Stock which are convertible into Common Stock.

                  (c)    Number of shares as to which each person has:

                         (i)  sole power to vote or to direct the vote:


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                                                      -------------------------

                                                          Page 5 of 7 Pages

                                                      -------------------------

                              Common Stock    - 399,188*
                              Preferred Stock - 397,188

                           * Includes 397,188 shares of Preferred Stock which are convertible into Common Stock.

                           (ii) shared power to vote or to direct the vote:

                              Common Stock    - 0
                              Preferred Stock - 0

                           (iii) sole power to dispose or to direct the disposition of:

                              Common Stock    - 399,188*
                              Preferred Stock - 397,188

                           * Includes 397,188 shares of Preferred Stock which are convertible into Common Stock.

                           (iv) shared power to dispose or to direct the disposition of:

                              Common Stock    - 0
                              Preferred Stock - 0




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                                                      -------------------------

                                                          Page 6 of 7 Pages

                                                      -------------------------


Item 5            Ownership of 5% or Less of a Class:

                  Not applicable.

Item 6            Ownership of More than 5% on Behalf of Another Person:

                  Not applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding
                  Company:

                  Not applicable

Item 8            Identification and Classification of Members of the Group:

                  Not applicable.

Item 9            Notice of Dissolution of Group:

                  Not applicable

Item 10           Certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



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                                                      -------------------------

                                                          Page 7 of 7 Pages

                                                      -------------------------

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 5, 2002



                                                     /s/ HENRY MERMELSTEIN
                                                     --------------------------
                                                     Henry Mermelstein